parmalat

RECEIVED
2006 MAY -3 A 11:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06013060

SUPPL

**PRESS RELEASE**

**Concordato Terms for Privileged Creditors and Creditors in Prededuction Fulfilled**

Parmalat S.p.A. communicates that consistent with the terms of the Composition with Creditors approved by the Court of Parma on 1 October 2005, within March 30,2006 payment has been made of those sums due to privileged creditors and creditors in prededuction as recorded in the full list of all creditors.

Parmalat S.p.A. specifies that of the €204.8 million originally identified in this regard, €66,8 million has been satisfied through the allocation of shares to those privileged creditors and creditors in prededuction who requested to be included in the list of unsecured creditors.

Collecchio (Pr), 6 April 2006

PROCESSED
MAY 04 2006
THOMSON FINANCIAL

Parmalat S.p.A.

Contacts:
e-mail: affari.societari@parmalat.net

parmalat

RECEIVED
2006 MAY -3 A 11:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**PRESS RELEASE**

**Claw-back actions: the questions of constitutional legitimacy is unfounded**

Parmalat S.p.A. notes today's press release issued by the Constitutional Court stating: "The Constitutional Court meeting today in chambers has declared to be unfounded the questions of constitutional legitimacy, relating to the claw-back actions launched by the Extraordinary Commissioner of Parmalat S.p.A. in Extraordinary Administration, as raised by the Parma Court in relation to the so-called Marzano Law.

Collecchio (Pr), April 5, 2006

Parmalat S.p.A.

Contact:
e-mail: affari.societari@parmalat.net